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                         Buffalo, New York 14203

PRICE WATERHOUSE LLP




May 6, 1998

To the Board of Directors
and Shareholders of
National Fuel Gas Company

Ladies and Gentlemen:

We have been furnished with a copy of the National Fuel Gas Company and its subsidiaries' (the Company) Form 10-Q for the quarter ended March 31, 1998. Note 1 therein describes a change in the method of determining the amortization of the capitalized costs of oil and gas assets from the gross revenue to the units of production method. It should be understood that the preferability of one acceptable method of amortization accounting over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for amortization in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of the Company for the three-month or six-month periods ended March 31, 1998 or March 31, 1997 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,

PRICE WATERHOUSE LLP